2 0 0 4   A N N U A L  R E P O R T

Company Profile

Northern Orion Resources Inc. is one of the world's lowest-cost copper and gold producers. Based in Vancouver, BC, Canada, and led by an experienced management team, Northern Orion is engaged in the development of precious and base metals worldwide. We are increasing shareholder value by transforming our world class Agua Rica deposit into world class returns and evaluating accretive acquisitions that expose the Company to the upside potential of copper and gold.

The Company's principal cash-flow producing asset is its 12.5% interest in the Bajo de Alumbrera mine in northwestern Argentina. Although Alumbrera has operated continuously since 1998, there is significant metal value remaining at Alumbrera. The latest reserve estimates from December 2004 show that the mine has 1.8 million tonnes of copper and 6.3 million ounces of gold still to be mined. At current metal prices, Alumbrera is expected to be one of the lowest cost producers of copper in the world (net of gold credits) that could bring Northern Orion up to $45 million per year over the next eight to ten years.

Northern Orion plans to use part of Alumbrera's cash flows to aggressively develop its wholly owned Agua Rica copper/gold deposit located 34 km (20 miles) east of Alumbrera. Until 2003, Northern Orion owned 28% of Agua Rica, and the project was operated as a joint venture with BHP Minerals. In May of 2003, Northern Orion purchased BHP's remaining 72% interest for US$12.6 million. Agua Rica contains an estimated 18 billion pounds of copper and 10 million ounces of gold as well as significant amounts of molybdenum and silver. At current metal prices, there is over $50 billion of contained metal in this deposit. It could produce 200,000 tonnes of copper per year, with associated gold and molybdenum for at least 25 years, generating substantial cash flows for Northern Orion, and providing hundreds of good-paying jobs for surrounding communities. Agua Rica's estimated rock value makes it one of the world's most significant undeveloped copper/gold deposits known today.

Northern Orion is listed on the Toronto Stock Exchange (NNO, NNO.WT and NNO.WT.A), is part of the S&P/TSX Composite Index and is listed on the American Stock Exchange (NTO).

(monetary figures stated in U.S. dollars, unless otherwise noted)

NORTHERN ORION 2004 ANNUAL REPORT

Highlights from the past 12 Months

The Company received cash distributions from Alumbrera of $42 million during 2004 and another $9 million in March 2005.

EBITDA from Alumbrera was $58,243,000 ($0.53 per share) for 2004.

Northern Orion's share of 2004 sales was 46,408,000 pounds of copper and 75,507 ounces of gold.

Average 2004 realized copper and gold price was $1.36 per pound and $415 per ounce respectively.

Net of gold credits, cash costs were negative $0.04 per pound of copper.

In June 2004, Alumbrera increased its metal reserves by more than 20%, extending future mining at the operation to 8 years.

In February 2005, the Company raised Cdn.$125 million ($101 million) from a 'bought deal' short form prospectus offering.

The Company now has a cash position of over $140 million (Cdn.$170 million).

In April 2004, the Company listed its shares on the American Stock Exchange.

In March 2005, the Company was added to the S&P/TSX Composite Index.

Agua Rica development has been accelerated.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 1

2004 Report to the Shareholders

Following the successful acquisition of its 12.5% interest in the Alumbrera mine and the remaining 72% of the Agua Rica project in June 2003, 2004 was Northern Orion's first full calendar year of progress and solid performance.

Alumbrera operations
In June 2004, Alumbrera completed its flotation plant upgrade and announced a 20% increase to its metal reserves, extending the mining operations at Alumbrera by an additional two and a half years.

Alumbrera benefited from rising copper and gold prices in 2004, and as a result, it generated sufficient cash flows to repay all of its outstanding external project debt in May 2004. Since then, all surplus cash generated by Alumbrera has been available for distribution to its shareholders. Northern Orion has received over $58 million from the mine since it acquired Alumbrera in June 2003.

Strong copper and gold prices are expected to continue through 2005 and beyond, giving Alumbrera the potential to generate $45million annually in cash to Northern Orion over the next eight to ten years.

Agua Rica
With the ongoing success of Alumbrera, Northern Orion has been able to focus on the development of its 100%-owned Agua Rica project. In 2004, the Company continued to build upon work done in prior years, including an initial feasibility study completed in 1997.

The Company is developing an independent mine and processing facility at Agua Rica, with production planned for 2009. Further engineering suitable for financing requirements has been commissioned and is expected to be completed by the end of 2005. Part of this study includes a re-estimation of the Agua Rica resources using the full 176 Hole database previously developed by BHP, the Company's former joint venture partner at Agua Rica.

Cash resources
In February 2005, Northern Orion completed a 'bought deal' short form prospectus offering of units ("Units"). A total of 34,250,000 Units were sold at a price of $3.65 for aggregate gross proceeds of Cdn.$125 million ($101 million). Each Unit consists of one common share and one-half of one common share purchase warrant which whole warrant will entitle the holder to subscribe for one additional common share at a price of Cdn.$6.00 until February 17, 2010.

This financing brings the Company's current cash position to over $140 million (Cdn.$170 million).

PAGE 2	NORTHERN ORION 2004 ANNUAL REPORT

Corporate developments
In April 2004, Northern Orion's common shares began trading on the American Stock Exchange. This listing is an important component of the Company's continuing efforts to ensure a liquid trading market for all of its shareholders and to constantly increase its shareholder base. In March 2005, the Company's common shares were promoted to the S&P/TSX Composite Index, as well as the S&P/TSX Small Cap Index, and the Global Industry Classification Standard Sector Materials (Diversified Metals) Index. The inclusion in these indices is independent recognition of Northern Orion's achievements over the past two years, which has seen its market capitalization rise from Cdn.$12 million on January 1, 2003 to over Cdn.$550 million today.

The next 12 months and beyond
Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight years. That, combined with the recent bought deal financing and current cash resources, will form a large part of the equity contribution necessary for the Company to bring Agua Rica into production, thus removing much of the equity risk from the development of the Agua Rica project.

In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

Over 2004, the Company has added skilled individuals to our board, management team and staff. We express our gratitude to all our employees, advisors and consultants for their ongoing efforts and dedication to the success of Northern Orion.

The Company continues to appreciate the high level of recognition and cooperation it has received from the government and people of Argentina. The positive relationships we are building with the people of Catamarca province will be the foundation of a long and mutually rewarding association.

Northern Orion is now poised for an exciting period of growth and development. The Company's cash resources and balance sheet are strong, the global demand for copper remains robust, and work is underway to move the long life Agua Rica deposit into becoming one of the world's lowest cost copper producers by 2009.

April 8, 2005

David Cohen President and CEO	Robert Cross Chairman

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 3

     Management’s Discussion and Analysis of

Financial Conditions and Results of Operations

and Financials Statements

PAGE 4	NORTHERN ORION 2004 ANNUAL REPORT

Table of Contents

Management's Discussion and Analysis

The following discussion of the financial position and operating results of the Company for the years ended December 31, 2004 and 2003 should be read in conjunction with the Consolidated Financial Statements and accompanying Notes, which have been prepared in accordance with generally accepted accounting principles in Canada. The Company also provides a reconciliation of these financial statements to accounting principles generally accepted in the United States, as described in Note 14 of the Consolidated Financial Statements. All monetary amounts are in United States dollars unless otherwise noted.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 5

Management’s Discussion and Analysis of

The effective date of this MD&A is March 29, 2005.

1. Overview

Northern Orion is a Canadian based publicly traded mining company engaged in the exploration for, and the development of, base and precious metals through its subsidiaries. The Company's primary mineral properties and assets are as follows:

1.	a 12.5% indirect ownership interest in Minera Alumbrera Limited, which owns and operates the Bajo de la Alumbrera mine ("Alumbrera"), a copper/gold mine in Catamarca Province, Argentina; and

2.
a 100% interest in the Agua Rica project (a copper/gold/molybdenum development property) in Catamarca Province, Argentina. Work on the Agua Rica project during 2004 involved ongoing engineering development and finance activities.

2. 2004 Highlights

2004 was the first full year in which the operations of the Company's 12.5% interest in Alumbrera was integrated into the financial statements:

  The Company's share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera was $58,243,000 ($0.53 per share) for the year, compared to $23,625,000 ($0.41 per share) for 2003. The Company acquired its 12.5% interest in Alumbrera on June 24, 2003.

  Equity in earnings from Alumbrera was $32,659,000 ($0.30 per share) in 2004, compared to $10,562,000 ($0.19 per share) for 2003.

  Average realized copper price was $1.36 per pound and average realized gold price was $415 per ounce in 2004. The Company's share of 2004 Alumbrera sales was 46,408,000 pounds of copper and 75,507 ounces of gold.

  Cash costs (net of gold by-products) were negative $0.04 per pound of copper in 2004, compared to negative $0.10 per pound in 2003.

  The Company received cash distributions from Alumbrera of $42,144,000 during the year. Since the Company's acquisition of its 12.5% interest in Alumbrera on June 24, 2003, it has received cash distributions of $49,635,000 from Alumbrera. In addition, the Company's proportional share of cash held by Minera Alumbrera Ltd. is approximately $11 million at December 31, 2004. The Company expects regular cash distributions from Alumbrera in 2005.

  Earnings before write-downs were $23,438,000 ($0.21 per share) for 2004, compared to $2,356,000 ($0.04 per share) for 2003. In 2004, the Company evaluated its non-Argentine assets and determined that a write-down of the Mantua project was appropriate. A write-down of $22,209,000 for the Mantua project was recorded in the fourth quarter, resulting in net earnings of $1,229,000 ($0.01 per share) for the year ended December 31, 2004.

  In March 2004, the Company entered into a $24.5 million term loan facility with Bayerische Hypo-und Vereinsbank (“HVB”). The proceeds from the term loan were used to pay the balance of the $25 million promissory notes payable to BHP Billiton for the Alumbrera acquisition. The Company has repaid $15,960,000 of the HVB loan, leaving a balance of $8,540,000 as at March 29, 2005.

  At December 31, 2004, the Company had a cash position (including temporary investments) of $45,689,000.

  In February 2005, the Company raised gross proceeds of Cdn.$125,012,500 (approximately U.S.$101,600,000) from a short-form prospectus offering of units. The proceeds of this financing are intended to be for development of the Agua Rica project.

3. Results of Operations for the year ended December 31, 2004

The Company recorded net earnings of $1,229,000 or $0.01 per share for the year ended December 31, 2004 compared with net earnings of $2,356,000 in 2003. The following table sets forth selected consolidated financial information for the last three completed fiscal years (in thousands of U.S. dollars, except per share amounts):

PAGE 6	NORTHERN ORION 2004 ANNUAL REPORT

Financial Conditions and Results of Operations

	As at or for the year ended December 31
	2004	2003	2002
Equity earnings of Alumbrera	$32,659	$10,562	$-
Write-down of mineral property interests	22,209	-	-
Earnings (loss) before write-down	23,438	2,356	(1,269)
Net earnings (loss)	1,229	2,356	(1,269)
Per share - basic and fully diluted	0.01	0.04	(0.08)
Total assets	189,078	182,287	53,391
Long-term debt	3,040	33,583	-
Shareholders' equity	140,397	128,781	37,567

3.1 Alumbrera operations

On June 24, 2003, the Company completed the acquisition of a 12.5% indirect interest in the Alumbrera Mine in Argentina for $88,600,000, plus acquisition costs of $2,914,000. Since the acquisition, the Company's share of operations at Alumbrera has been accounted for using the equity method.

                 Company's 12.5% proportional share of Alumbrera operations

	Fourth quarter		Year ended Dec 31,
	2004	2003	2004	2003
Key production statistics
Ore mined (tonnes)	1,061,000	803,000	4,023,000	1,617,000
Ore milled (tonnes)	1,155,000	1,138,000	4,419,000	2,237,000
Grades - Copper (%)	0.62	0.69	0.56	0.68
Gold (grams/tonne)	0.80	0.93	0.72	0.88
Recoveries - Copper (%)	91	91	90	90
Gold (%)	80	73	77	73
Production - Copper (pounds)	14,332,000	15,699,000	48,609,000	28,998,000
Gold (ounces)	23,418	25,297	79,146	44,955

Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	16,027	14,989	58,243	23,625
Equity in earnings	9,275	7,486	32,659	10,562
EBITDA, per share (1)	0.14	0.14	0.53	0.41
Equity in earnings, per share	0.08	0.07	0.30	0.19
Sales - Copper (pounds)	10,970,000	17,537,000	46,408,000	27,076,000
Gold (ounces)	17,301	27,200	75,507	41,116
Average realized price
Copper ($ per pound)	1.51	0.91	1.36	0.85
Gold ($ per ounce)	451	379	415	371
Copper cash costs per pound,	(0.08)	(0.05)	(0.04)	(0.10)
net of gold credits (1)
(1) These are non-GAAP measures as described below.

In 2004, Alumbrera benefited from rising copper and gold prices. Equity earnings of Alumbrera increased from $10,562,000 in  2003 to $32,659,000 in 2004 mainly as a result of the increased period of ownership of the asset and an increase in the average  realized copper price of $1.36 per pound and the average realized gold price of $415 for 2004 compared with $0.85 per pound and  $371 per ounce, respectively, for 2003.

As a result of its profitability, Alumbrera generated sufficient cash flows to enable it to repay all of its outstanding external project  debt in May 2004 and also repay a significant amount of its shareholder loans. Strong copper and gold prices are expected to

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 7

Management’s Discussion and Analysis of

continue through 2005 and beyond. The Company expects that Alumbrera will have to pay Argentine taxes commencing in mid 2005.

Alumbrera production in 2004 was in line with the budgeted mine plan. In mid-2004, the flotation plant upgrade was successfully completed under budget leading to increased mill throughput. Average grades mined were lower than in 2003, but were more in line with long-term average grades.

3.2 Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow. In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera. This is a non-GAAP measure which the Company believes is used by certain investors to determine the Company's ability to generate cash flows for investing and other activities. The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry. These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)	2004	2003

Revenues from mining activities	$87,476	$36,282
Direct operating costs	(27,452)	(11,762)
Royalties	(1,781)	(895)
Cash cost of sales	(29,233)	(12,657)
EBITDA	$58,243	$23,625

Gold sales in ounces	75,507	41,116
Average realized price per ounce	$415	$371
Total gold revenues	$31,322	$15,254
Cash cost of sales	29,233	12,657
Net costs after gold credits	(2,089)	(2,597)
Copper sales in pounds	46,408,000	27,076,000
Cash cost per pound of copper	$(0.05)	$(0.10)
*The calculations above for 2003 correct and replace the figures previously reported by the Company in its MD&A for the year ended December 31, 2003. The Company had reported cash costs per pound (net of gold credits) of $0.02.

3.3 Agua Rica

The Company is developing an independent mine and processing facility at Agua Rica, with production planned for 2009. Prior to 2004, the Company spent almost $60 million in cash, including acquisition costs, at Agua Rica on a drill program consisting of 176 holes in excess of 65,000 metres, bulk sampling, pilot plant bulk metallurgical tests and environmental assessments, as well as community and social programs. The drill program and an initial feasibility study were completed in 1997 with its former joint venture partner, BHP.

The Company's 2004 work program for $1,433,000 consisted of ongoing engineering development activities, environmental monitoring, and care and maintenance. In late 2004, the Company commissioned Hatch Engineering Ltd. to prepare further engineering suitable for financing. This study is expected to be completed at the end of 2005. Part of this study includes a re-estimation of the Agua Rica resources using the full 176 Hole database previously developed by BHP. The results of the re-estimation, completed on March 24, 2005, show a significantly expanded inferred resource which could be accessed after the planned mine life. The Company has also mandated a financial advisor to arrange project debt financing that will be used to develop the project. The Company projects that Agua Rica will go into production in 2009.

PAGE 8	NORTHERN ORION 2004 ANNUAL REPORT

Financial Conditions and Results of Operations

3.4 Corporate

During 2004, the Company evaluated its non-Argentinean assets and determined that a write-down of the Mantua project was appropriate. The Mantua Project is a 50%-owned copper deposit located in Cuba. The Company had an option agreement with Newport Exploration Ltd. relating to the project which agreement was terminated in October 2004. In addition, the Company had been in discussions with third parties regarding the disposition of the Mantua project since early 2004. As there is no assurance that an agreement will be completed to the satisfaction of the Company, the Company took a write-down of $22,209,000 on the Mantua Project in the fourth quarter of 2004.

In 2004, the Company recorded financing costs of $1,036,000 as a result of the amortization of the bank commitment fees and finance charges associated with the HVB $24.5 million term loan facility. The deferred finance charges total $2,170,000 and are being amortized on a straight-line basis over 22 months, which is management's best estimate of the term of the loan.

The Company incurred foreign exchange losses of $1,621,000 in 2004 compared to $436,000 in 2003. The losses were the result of the drop in the U.S. dollar compared to the Canadian dollar ($1.2020 at December 31, 2004 compared to $1.2965 at December 31, 2003) applied to the Company's future income taxes and royalty and net proceeds interest payable (see Note 2 under Contractual Obligations below), both of which are Canadian dollar denominated liabilities. Prior to December 31, 2003, the Company used the Canadian dollar as its reporting currency.

Office and administration costs increased from $812,000 in 2003 to $2,205,000 in 2004. As a result of the corporate restructuring and the Alumbrera and Agua Rica acquisitions in June 2003, there has been a significant increase in corporate activity, giving rise to an increase in such expenses as fees paid for the administration of Argentinean subsidiaries, travel costs to Argentina, investor relations, insurance and regulatory fees, including filing fees associated with the listing of the Company's common shares on the American Stock Exchange in April 2004. There were also additional audit and accounting fees in connection with the Company adopting the U.S. dollar as its functional and reporting currency at December 31, 2003.

Stock-based compensation is calculated using an options-pricing model which takes into account the volatility of the Company's share price at the time of the option grant. The expense decreased from $5,043,000 in 2003 to $1,607,000 in 2004 primarily because there were more options granted in 2003 when the Company's share price was more volatile.

In 2004, interest expense of $1,129,000 was incurred mostly on the HVB term loan facility acquired in March 2004, and prior to that, on the deferred payment of $25 million payable to BHP Billiton for the acquisition of Alumbrera. In 2003, the interest expense was $513,000, mostly relating to the deferred payment to BHP Billiton.

4. Selected quarterly financial information

The following table sets forth selected results of operations for the last eight quarters ended December 31, 2004 (in thousands of U.S. dollars, except per share amounts):

		Quarter ended			Year ended
2004	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31

Equity earnings of Alumbrera	10,057	5,355	7,972	9,275	32,659
Expenses	923	2,504	2,251	3,543	9,221
Write-down of mineral property interests	-	-	-	22,209	22,209
Earnings (loss)	9,134	2,851	5,721	(16,477)	1,229
Earnings (loss) per share basic	0.09	0.03	0.05	(0.15)	0.01
Earnings (loss) per share - diluted	0.07	0.02	0.04	(0.15)	0.01

		Quarter ended			Year ended
2003	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31

Equity earnings of Alumbrera	-	288	2,793	7,481	10,562
Expenses	836	1,855	1,480	4,035	8,206
Earnings (loss)	(836)	(1,566)	1,312	3,446	2,356
Earnings (loss) per share - basic	(0.04)	(0.07)	0.02	0.03	0.04
Earnings (loss) per share - diluted	(0.04)	(0.07)	0.02	0.02	0.04

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 9

Management’s Discussion and Analysis of

The Company incurred a net loss of $16,477,000 or $0.15 per share in the fourth quarter (“Q4”) of 2004 compared to net earnings of $3,446,000 or $0.03 per share in the same period in 2003. The write-down of the Mantua project led to the loss. Equity earnings in Alumbrera were $9,275,000 in Q4 of 2004 compared to $7,481,000 in Q4 of 2003. Although the sales of copper and gold in Alumbrera was significantly lower in Q4 of 2004 compared to the previous year (10,970,000 pounds of copper and 17,301 ounces of gold in Q4 of 2004 vs. 17,537,000 pounds of copper and 27,200 ounces of gold in Q4 of 2003), the realized price of copper and gold were significantly higher in 2004 to offset the sales decrease. The realized price of copper was $1.51 per pound in Q4 of 2004 ($0.91 in Q4 of 2003) and the realized price of gold was $451 per ounce in Q4 of 2004 ($379 in Q4 of 2003).

In terms of production, Alumbrera had a strong fourth quarter in 2004, with slightly more tonnes mined and milled compared to Q4 of 2003. However, grades were slightly lower than in Q4 of 2003. Due to the timing of sales shipments late in 2004, approximately 25% of the quarter's production was not recognized in sales until 2005.

In Q4 of 2004, the Company recorded $723,000 in financing costs as a result of additional amortization of the HVB deferred finance charges as described above. The additional amortization was necessary as the HVB loan was being repaid ahead of its original mandatory principal repayment schedule as a result of the Company receiving substantial cash distributions from Alumbrera. In Q4 of 2004, office and administration costs increased by $422,000 over the same period in 2003 due to costs of additional staff hired in 2004 and legal and consulting fees relating to legal proceedings filed against the Company in Argentina by a former director of the Company.

5. Liquidity and Capital Resources

At December 31, 2004, the Company had working capital of $21,168,000 (December 31, 2003 - $10,756,000) and cash and cash equivalents, including temporary investments of $45,689,000 (December 31, 2003 - $11,387,000). During the year ended December 31, 2004, the increase in the cash balances was provided mostly by cash distributions of $42,144,000 from the Company's 12.5% -owned Alumbrera mine and by exercises of share purchase warrants and stock options.

During the year ended December 31, 2004, the Company did not participate in any offerings involving the issue of shares.

5.1 Share capital

In 2004, 4,525,244 share purchase warrants and 1,097,500 stock options were exercised at weighted average prices of Cdn.$1.46 and Cdn.$1.61 respectively, giving gross proceeds of $6,388,000, and 350,000 stock options were exercised as share appreciation rights. Subsequent to December 31, 2004, a further 1,812,500 share purchase warrants and 50,000 stock options were exercised for gross proceeds of approximately $2,017,000, and a further 200,000 stock options were exercised as share appreciation rights.

In February 2005, the Company completed a short form prospectus offering for the sale of 34,250,000 units of the Company at a price of Cdn.$3.65 per unit for gross proceeds of Cdn.$125,012,500 (U.S.$101,636,000). Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to subscribe for one additional common share at a price of Cdn.$6.00 and will expire on February 17, 2010. These warrants trade on the Toronto Stock Exchange.

At March 29, 2005, the Company had 148,476,482 common shares outstanding and the following share purchase warrants outstanding:

Number of Warrants	Exercise Price (Cdn.$)	Expiry Date
39,466,411(1)	2.00	May 29, 3008
1,000,000	4.74	March 1, 2007
17,125,000(2)	6.00	February 17, 2010
57,591,411
(1) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT (2) These warrants are traded on the Toronto Stock Exchange under the symbol NNO.WT.A

At March 29, 2005, the Company also had 9,392,500 stock options outstanding. These options are exercisable at prices ranging from Cdn.$1.30 to Cdn.$3.17 per share and expire mostly between 2010 and 2011.

PAGE 10	NORTHERN ORION 2004 ANNUAL REPORT

Financial Conditions and Results of Operations

5.2 Outlook

Since the acquisition of a 12.5% interest in the Alumbrera Mine in Argentina in June 2003, the Company has benefited from significant cash flows from operations at Alumbrera.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight years, which, along with the recently completed short-form prospectus offering of Cdn.$125,012,500, will provide all or a large part of the equity contribution necessary for the Company to bring Agua Rica into production. However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company's projects, including Agua Rica, to the production stage, and to fund other acquisition projects. If so, over the long-term, the Company may still need to obtain additional funding for, or third party participation in Agua Rica in order to bring it into production. If required, the Company may obtain additional financing through external financing, either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica. Insofar as factors beyond the Company's control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms. If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame. In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

5.3 Earnings sensitivity

The Company's earnings and cash flows are directly affected by market prices of copper and gold, and to a lesser extent, fluctuations in the U.S. dollar Argentinean peso exchange rate (see Risk Factors). The sensitivity of the Company's earnings to copper and gold prices is summarized below:

Earnings sensitivity (based on 2004 production and December 31, 2004 metal prices)
		Impact on	Impact on
		After-tax	Basic Earnings
	Change	Earnings	Per Share

Price of copper (per pound)	$ 0.10	$ 3,249,000	$0.03 per share

Price of gold (per ounce)	$ 10.00	$ 1,051,000	$0.01 per share
Note:
This analysis does not take into account projected production from the Company's Agua Rica project which is not expected to be in production until 2009. In the above table, each sensitivity assumes that other factors are held constant. An Argentinean tax rate of 30% is used. Per share numbers are based on 109,214,331 weighted average number of common shares outstanding in 2004.

5.4 Contractual Obligations

The following table summarizes the Company's contractual obligations as at December 31, 2004 (in thousands of U.S. dollars):

		Less than		More than
	Total	1 year	1-5 years	5 years
Long-term debt (1)	26,440	23,400	3,040	-
Asset retirement obligations	247	-	-	247
Royalty and net proceeds interest (2)	12,436	-	-	12,436
	39,123	23,400	3,040	12,683

(1)
In March 2004, the Company entered into a $24,500,000 term loan facility with the Bayerische Hypo-und Vereinsbank (“HVB”). The proceeds from the term loan were used to pay the balance of the deferred portion of the purchase price payable to Rio Algom of $25,000,000. The HVB term loan facility has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum. In

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 11

Management’s Discussion and Analysis of

connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB. The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company. Principal repayments remaining on the loan facility are due as follows:

Date	Principal Repayment
February 28, 2005	$9,000,000
June 30, 2005	$2,500,000
December 31, 2005	$3,000,000
June 30, 2006	$3,000,000
December 31, 2006	$40,000
$17,540,000

The Company may make prepayments in multiples of $1,000,000. Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter. The loan is secured by the security agreements and shares owned in the Company's direct and indirect interest in Alumbrera.

(2)
The Company has an agreement with Miramar Mining Corporation (“Miramar”) which entitles Miramar to receive, to a maximum of Cdn.$15,000,000 (“Proceeds Interest”), the economic equivalent of a 2.5% net smelter return royalty on all production from the Company's 28% share of the Agua Rica and 50% share of Mantua projects as held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of those same interests in the Agua Rica or Mantua projects until the Proceeds Interest is paid. The Proceeds Interest balance payable at December 31, 2004, is $12,436,000 (Cdn.$14,948,000) and is deducted from mineral property interests. At December 31, 2003, the balance was $11,529,000 (Cdn.$14,948,000).

6. Related Party Transactions

The Company's Canadian executive officers and employees were engaged under contract with those officers' personal services companies in 2003 and 2004. The Company paid $1,368,000 for management fees and expenses to private companies controlled by officers and directors of the Company in 2004, compared to $923,000 in 2003. The Company also paid $151,000 in administrative fees to a private company with a director and officer in common with the Company in 2004 compared to $147,000 in 2003.

All related party transactions were recorded at the amounts agreed upon between the parties. Any balances payable are payable on demand without interest.

7. Risk Factors

7.1 Risks associated with the mining industry

The Company is engaged in the exploration, development and operation of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

The Company is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of the Company.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons. The Company does not maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company's securities.

PAGE 12	NORTHERN ORION 2004 ANNUAL REPORT

Financial Conditions and Results of Operations

Although the title to the properties owned and proposed to be acquired by the Company was reviewed by or on behalf of the Company, no formal title opinions were delivered to the Company and, consequently, no assurances can be given that there are no title defects affecting such properties.

7.2 Risks associated with financial markets

As the Company currently uses the U.S. dollar as its functional and reporting currency, fluctuations in exchange rates between the U.S. dollar and other currencies may affect the results of operations and financial position of the Company.

Operations at the Alumbrera Mine are predominately conducted in U.S. dollars as the prices of copper and other metals are referenced in U.S. dollars. However, local costs and expenses are primarily paid in Argentinean pesos. The currency in Argentina had previously been fixed to the U.S. dollar but was devalued in 2002. Deterioration of the U.S. dollar against the Argentinean peso will have an adverse effect on the earnings of Alumbrera.

The Company has historically raised equity financings in Canadian dollars, and holds a significant amount of its cash resources in Canadian dollars. At December 31, 2004, approximately 44% of the Company's cash and cash equivalent balance was held in Canadian dollars. Fluctuations in the exchange rate between the Canadian and U.S. dollar may have a favourable or unfavourable impact on the Company's results of operations and financial condition.

7.3 Risks associated with metals prices

Metals prices have a direct impact on Alumbrera's earnings and the commercial viability of the Company's other mineral properties and are subject to volatile price fluctuations. Price volatility result from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the U.S. dollar and other currencies, interest rates, and inflation. The Company's earnings are particularly sensitive to copper price fluctuations, and to a lesser extent, gold prices. While prices for copper and gold have increased significantly since the start of 2003, there is no assurance that this trend will continue or that current prices will sustain.

7.4 Risks associated with foreign operations

The Company's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. The Company undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

8. Critical Accounting Policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain. A summary of the Company's significant accounting policies is set forth in Note 2 of the consolidated financial statements for the year ended December 31, 2004.

8.1 Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar as a result of the Company's acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar. Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt. The Company also adopted the U.S. dollar as its reporting currency. Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate. Exchange gains and losses are included in income in the current year.

The comparative numbers for the year ended December 31, 2002, including supplementary information, were translated using the current method of translation. Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the year ended December 31, 2002 and assets and liabilities were translated at the 2002 year-end rate. All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders' equity.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 13

Management’s Discussion and Analysis of

Financial Conditions and Results of Operations

8.2 Mineral property interests

Mineral properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned.

Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amount as appropriate. If impairment is determined to exist, the mineral property will be written down to its net realizable value. In 2004, the Company decided to write-down its non-Argentinean assets, and as a result, its Mantua property in Cuba was written down to $1.

The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interests carrying values.

8.3 Equity investments and accounting for Alumbrera

The Company's 12.5% investment in Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

8.4 Stock-based compensation

Effective January 1, 2002, the Company used the fair value method for accounting for all stock-based payments to non-employees and employees, including those that are direct awards of stock, call for the settlement in shares, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Under the fair value method, employee compensation expense attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using an option-pricing model. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

8.5 Asset retirement obligations

Effective January 1, 2003, the Company adopted the accounting standard to record provisions for reclamation and closure associated with the retirement of mining property, plant and equipment. The fair value of liabilities is recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is re-evaluated at each reporting period. The Company has recorded the fair value of its estimated reclamation and closure liabilities at its Agua Rica and Mantua projects.

This Management's Discussion and Analysis (“MD&A”), which contains certain forward-looking statements, are intended to provide readers with a reasonable basis for assessing the financial performance of the Company. Other than statements of historical fact included herein, all statements, including without limitation, statements regarding potential mineralization and reserves and future plans of the Company are forward looking statements that involve various risks and uncertainties, including changes in future prices of copper and gold, variations in ore reserves, grade or recovery rates, economic conditions, cost and availability of capital, governments and governmental regulations, delays in obtaining governmental approvals or financing, other risks associated with mining or in the completion of development or construction activities, and other factors discussed under “Risk Factors”. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.

PAGE 14	NORTHERN ORION 2004 ANNUAL REPORT

Report of Independent Registered Chartered Accountants

To the Shareholders of Northern Orion Resources Inc.

We have audited the consolidated balance sheets of Northern Orion Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion.

Independent Registered Chartered Accountants
Vancouver, British Columbia
March 29, 2005

Management’s Statement of Financial Reporting

The Consolidated Financial Statements and the management's discussion and analysis of financial condition and results of operations (“MD&A”) are the responsibility of the management of Northern Orion Resources Inc. These financial statements and the MD&A have been prepared in accordance with accounting principles and MD&A disclosure requirements generally accepted in Canada, using management's best estimates and judgment of all information available up to March 29, 2005.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee of the Board of Directors, consisting solely of outside directors, meets regularly during the year with financial officers of the Company and the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities to the Directors who approve the consolidated financial statements.

These financial statements have, in management's opinion, been properly prepared within reasonable limits or materiality and within the framework of the accounting policies summarized in Note 2 of the Notes to the Consolidated Financial Statements.

The Consolidated Financial Statements have been audited by Deloitte & Touche LLP, the Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards. Deloitte & Touche LLP has full and unrestricted access to the Audit Committee.

David Cohen President & CEO	Horng Dih Lee VP Finance, CFO

March 29, 2005
Vancouver, British Columbia

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 15

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

	December 31,	December 31,
	2004	2003
ASSETS

Cash and cash equivalents	$40,748	$11,387
Temporary investments	4,941	--
Marketable securities (Note 3)	144	150
Prepaid expenses and other receivables	359	160
Total current assets	46,192	11,697

DEFERRED FINANCE CHARGES (Note 6(a))	1,134	--
EQUIPMENT (net of accumulated depreciation of $86 (2003 -	60	12
$73))
MINERAL PROPERTY INTERESTS (Note 4)	56,592	75,993
EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.
(Note 5)	85,100	94,585

TOTAL ASSETS	$189, 078	$182,287

LIABILITIES

Accounts payable and accrued liabilities	$1,624	$941
Current portion of long term debt (Note 6)	23,400	--
Total current liabilities	25,024	941

LONG - TERM DEBT (Note 6)	3,040	33,583
ASSET RETIREMENT OBLIGATION (Note 2(n))	247	97
FUTURE INCOME TAXES (Note 10)	20,370	18,885
TOTAL LIABILITIES	48,681	53,506

SHAREHOLDERS EQUITY
Share capital (Note 7)	191,415	183,993
Warrants (Note 7(b))	6,043	5,588
Contributed surplus	6,687	5,848
Cumulative translation adjustment	(3,914)	(5,585)
Deficit	(59,834)	(61,063)
TOTAL SHAREHOLDERS EQUITY	140,397	128,781

TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	$189,078	$182,287
CONTINGENCY (Note 11)
SUBSEQUENT EVENTS (Note 15)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors

Robert Gayton	David Cohen

PAGE 16	NORTHERN ORION 2004 ANNUAL REPORT

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

	For the years ended December 31,
	2004	2003	2002

EQUITY EARNINGS OF MINERA
ALUMBRERA LTD. (Note 5)	$32,659	$10,562	$--

EXPENSES
Financing costs	1,036	--	--
Foreign exchange losses (gains)	1,621	436	(1)
Office and administration	2,205	812	355
Professional and consulting	1,989	1,840	908
Stock -based compensation	1,607	5,043	20
EARNINGS (LOSS) BEFORE THE
FOLLOWING	24,201	2,431	(1,282)

WRITE -DOWN OF MINERAL PROPERTY
INTERESTS (Note 4(b))	(22,209)	--	--
INTEREST AND OTHER INCOME	366	438	13
INTEREST EXPENSE	(1,129)	(513)	--

NET EARNINGS (LOSS) FOR THE YEAR	1,229	2,356	(1,269)

DEFICIT, BEGINNING OF YEAR	(61,063)	(63,419)	(62,150)

DEFICIT, END OF YEAR	$(59,834)	$(61,063)	$(63,419)

Earnings (loss) per share - basic and fully diluted
(Note 7(d))	$0.01	$0.04	$(0.08)

Weighted average number of shares outstanding -
basic	109,214,331	57,013,774	15,026,303

Weighted average number of shares outstanding -
diluted	131,540,845	60,073,541	15,026,303

See accompanying notes to consolidated financial statements.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 17

Consolidated Statements of Shareholder’s Equity

(Expressed in thousands of United States dollars)

	Common Shares				Cumulative		Total
	Without Par Value			Contributed	Translation		Shareholders
	Shares	Amount	Warrants	Surplus	Adjustment	Deficit	Equity

Balance, December 31, 2001	11,387,022	$107,110	$--	$52	$(12,452)	$(62,150)	$32,560
Private placements, less share issue costs	2,833,333	1,526	--	--	--	--	1,526
Costs on issue of common shares	30,000	19	--	--	--	--	19
Conversion of promissory notes	4,609,737	4,476	--	--	--	--	4,476
Stock-based compensation	--	--	--	20	--	--	20
Cumulative translation adjustment	--	--	--	--	235	--	235
Loss for the year	--	--	--	--	--	(1,269)	(1,269)
Balance, December 31, 2002	18,860,092	113,131	--	72	(12,217)	(63,419)	37,567
Private placement, less share issue costs	4,000,000	2,558	--	--	--	--	2,558
Special warrants financing, less share
issue costs	81,040,308	65,150	5,426	--	--	--	70,576
Warrants exercised	2,096,000	2,586	--	--	--	--	2,586
Stock options exercised	275,000	424	--	(139)	--	--	285
Agua Rica financing - warrants and debt
extinguishment	--	--	162	423	--	--	585
Stock-based compensation	148,148	144	--	5,492	--	--	5,636
Cumulative translation adjustment	--	--	--	--	6,632	--	6,632
Earnings for the year	--	--	--	--	--	2,356	2,356
Balance, December 31, 2003	106,419,548	183,993	5,588	5,848	(5,585)	(61,063)	128,781
Warrants exercised	4,525,240	5,205	(141)	--	--	--	5,064
Stock options exercised	1,303,361	2,217	--	(893)	--	--	1,324
Stock-based compensation	--	--	--	1,732	--	--	1,732
Warrants issued on financing	--	--	596	--	--	--	596
Reduction in net investment of foreign
subsidiary	--	--	--	--	1,671	--	1,671
Earnings for the year	--	--	--	--	--	1,229	1,229
Balance, December 31, 2004	112,248,149	$191,415	$6,043	$6,687	$(3,914)	$(59,834)	$140,397

See accompanying notes to consolidated financial statements.

PAGE 18	NORTHERN ORION 2004 ANNUAL REPORT

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

	For the years ended December 31,
	2004	2003	2002

OPERATING ACTIVITIES
Earnings (loss) for the year	$1,229	$2,356	$(1,269)
Items not involving cash
Gain on sale of marketable securities	(10)	(31)	--
Equity earnings of Minera Alumbrera Ltd., net of
cash distribution	9,485	(3,071)	--
Write-down of mineral property interests	22,209	--	--
Stock-based compensation	1,607	5,043	20
Amortization of deferred finance charges	1,036	--	--
Shares received for mineral property interests	--	(100)	--
Depreciation	13	1	3
Unrealized foreign exchange loss (gain)	1,522	(611)	--
Changes in non- cash operating working capital
Prepaid expenses and other receivables	(199)	10	(147)
Accounts payable and accrued liabilities	683	662	36
	37,575	4,259	(1,357)

INVESTING ACTIVITIES
Temporary investments	(4,941)	--	--
Equity investment in Minera Alumbrera Ltd.	--	(62,914)	--
Acquisition of Agua Rica interest	--	(3,600)	--
Mineral property costs incurred	(1,452)	(612)	(102)
Proceeds on sale of marketable securities	16	71	--
Equipment	(61)	(10)	--
	(6,438)	(67,065)	(102)

FINANCING ACTIVITIES
Promissory notes repaid	--	(6,600)	--
Convertible debentures, promissory notes and other	--	3,000	--
Term loan	23,826	--	--
Long-term debt repayment	(31,935)	--	--
Deferred finance charges	(925)	--	--
Warrants issued for cash, net of issue costs	--	5,426	--
Common shares issued for cash, net of issue costs	6,388	70,579	1,558
	(2,646)	72,405	1,558

EFFECT OF EXCHANGE RATE CHANGES ON CASH	870	1,446	--

Increase in cash and cash equivalents	29,361	11,045	99
Cash and cash equivalents, beginning of year	11,387	342	243

Cash and cash equivalents, end of year	$40,748	$11,387	$342

Cash and cash equivalents is comprised of:
Cash in bank	$1,757	$1,101	$7
Short- term money market instruments	38,991	10,286	335
	$40,748	$11,387	$342

SUPPLEMENTARY CASH FLOW INFORMATION (Note 8)

See accompanying notes to consolidated financial statements.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 19

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Northern Orion Resources Inc. (“the Company”) is incorporated under the Company Act (British Columbia) and has interests in mineral properties in Argentina and Cuba. The Company is engaged in mining and related activities including the exploration and development of mineral property interests in Argentina.

On June 24, 2003, the Company acquired a 12.5% interest in the Bajo de la Alumbrera Mine in Argentina (Note 5). The Company holds a 100% interest in the Agua Rica deposit in Argentina (Note 4).

The recoverability of amounts capitalized for mineral property interests in the consolidated balance sheets is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting and upon future profitable production, or alternatively, upon the Company's ability to dispose of its mineral property interests.

On June 16, 2003, the Company's shares were consolidated on a ten (10) old for one (1) new share basis and its authorized share capital was increased to 700,000,000 common shares subsequent to the consolidation. References to common shares and per share amounts have been restated to reflect the share consolidation.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated. Principal subsidiaries and investments at December 31, 2004, include: Minera Agua Rica LLC, which holds the Agua Rica property in Argentina; Minera Mantua Inc., which holds the Mantua property in Cuba; and an indirect 12.5% equity interest in Minera Alumbrera Ltd. (“Alumbrera”), which holds the Bajo de la Alumbrera Mine in Argentina. Significant differences from United States generally accepted accounting principles are disclosed in Note 14.

(b)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Significant areas where management's judgement is required include the determination of impairment of mineral property interests and plant and equipment, reclamation obligations and rates for depreciation. In assessing the underlying values of mineral property interests, management considers both internally prepared life-of-mine studies and the estimated cash flows under actual or proposed arrangements with other parties for development and operation of the mineral property interest. These arrangements may, and likely will, change in the future in response to changing business conditions, and these changes may impact the Company's estimates of cash flows. Actual results could differ from those estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days when acquired.

(d)	Temporary investments

Temporary investments are short-term money market instruments that are readily convertible to cash with an original term of more than 90 days when acquired.

(e)	Marketable securities

Marketable securities consist of investments in publicly traded equity securities and are recorded at the lower of cost and market.

PAGE 20	NORTHERN ORION 2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

(f)	Plant and equipment

Plant and equipment are recorded at cost including capitalized interest incurred during the construction phase. Net operating costs, interest costs and financing costs incurred in the period preceding commercial production are capitalized. Mine plant and equipment are depreciated using the straight-line and declining balance methods, as appropriate to the assets, over their estimated useful lives, not to exceed the estimated proven and probable ore reserves commencing with the attainment of commercial production. Mining equipment and vehicles are depreciated over their estimated useful lives of five to fifteen years. Office furniture and computer equipment are depreciated using the straight-line method over periods from three to ten years.

On a quarterly basis, the Company compares the carrying value of plant and equipment to estimated net realizable amounts, based on estimated undiscounted future cash flows, to determine whether there is any indication of impairment. Impairment in value would be indicated if the asset's carrying value exceeds the estimated realizable amount and the asset would be written down to fair value. During the periods covered by these consolidated financial statements, the Company recorded an impairment relating to the Mantua project.

(g)	Mineral property interests

Mineral properties and related exploration and development costs are recorded at cost, including capitalized interest during exploration and development, on a property-by-property basis. These costs will be amortized over the estimated useful life of the properties on a unit-of-production basis following the commencement of commercial production, written-down if estimated future cash flows indicate the carrying value will not be recoverable, or written-off if the properties are sold, allowed to lapse or abandoned. Costs related to ongoing site restoration programs are expensed when incurred. Management periodically reviews the underlying value of mineral properties and records a provision to reduce the costs incurred to net realizable amounts as appropriate. If an impairment is determined to exist, the mineral property will be written down to its net realizable value. The recoverability of the amounts capitalized for mineral property interests is dependent upon the delineation of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. It is reasonably possible that changes could occur in the near term that could adversely affect management's estimates and may result in future write-downs of capitalized mineral property interests carrying values.

Although the Company has taken steps to verify the title to mineral property interests in which it holds an interest, in accordance with industry standards for these properties, these procedures do not guarantee the Company's title to all claims. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

From time to time, the Company may acquire or dispose of properties pursuant to the terms of option agreements. Because options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as mineral property costs or recoveries when the payments are made or received.

(h)	Equity and other investments

The Company's investment in Bajo de la Alumbrera has been accounted for using the equity method whereby the investment has been initially recorded at cost and the carrying value adjusted thereafter to include the Company's share of earnings since the acquisition date. Cash distributions received are credited to the investment account.

(i)	Change in reporting and functional currency

Effective July 1, 2003, the Company changed its functional currency from the Canadian (“Cdn”) dollar to the United States (“U.S.”) dollar. The change was necessary due to the Company's acquisition and interest in the Alumbrera Mine, which operates in an environment where the major currency is the U.S. dollar. Additionally, the Company financed a major portion of the acquisition through U.S. denominated debt. The Company also adopted the U.S. dollar as its reporting currency.

Prior to this change, the foreign currency balances and the financial statements of integrated foreign operations were translated into Canadian dollars using the temporal method. Under this method, monetar y items are translated at the rate of exchange in effect at the year-end. Non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 21

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

Exchange gains and losses are included in income in the current year. Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method described above. The financial statements as at and for the six-month period ended June 30, 2003, were translated into U.S. dollars at U.S.$1.00 = Cdn$1.4015, being the exchange rate for the period for the income statements and at U.S.$1.00 = Cdn$1.3475, being the rate at June 30, 2003, for assets and liabilities. The translated amount for monetary and non-monetary items at July 1, 2003, became the historical basis for subsequent periods.

The comparative numbers for the year ended December 31, 2002, including supplementary information, were translated using the current method of translation. Under this method, the income statement and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate for the year ended December 31, 2002, of U.S. $1.00 Cdn$1.5704. Assets and liabilities were translated at year-end rate of U.S. $1.00 Cdn$1.5776. All resulting exchange differences are reported as cumulative translation adjustments as a separate component of shareholders' equity.

(j)	Income taxes

The Company uses the asset and liability method of accounting for future income taxes whereby future income tax assets and liabilities are determined based on differences between the carrying amounts and tax bases of assets and liabilities and loss carryforwards, and measured using the tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on future income tax assets and liabilities is included in the results of operations in the period in which the change is substantively enacted. The amount of future tax assets recognized is limited to the amount that is considered to be more likely than not to be realized.

(k)	Earnings (loss) per common share

Basic earnings (loss) per share are based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method . For all years presented, earnings (loss) available to common shareholders equals the reported earnings or loss. Under the treasury stock method, common equivalent shares consist of the incremental common shares to be issued upon the assumed proceeds to be received by the exercise of stock options and warrants, but are excluded from the computation if their effect is anti- dilutive.

(l)	Financial instruments

The Company's financial instruments comprise cash and cash equivalents, temporary investments, marketable securities, other receivables, accounts payable and accrued liabilities, royalty and proceeds interest payable and long-term debt. The fair value of the financial instruments approximates their carrying values due primarily to the immediate or short-term maturity of the financial instruments.

Foreign exchange risk is the risk arising from changes in foreign currency fluctuations. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency rates. The Company receives funds from the Alumbrera operations in U.S. dollars. From time to time, Alumbrera employs metal and interest rate option contracts to manage exposure to fluctuations in metal prices.

(m)	Stock based compensation

The Company has a share option plan as described in note 7(c). Effective January 1, 2002, the Company used the fair value method for accounting for all stock-based payments to non-employees and employees, including those that are direct awards of stock, call for the settlement in shares, cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. Under the fair value method, employee compensation expense attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award using an option-pricing model. If and when the stock options are ultimately exercised, the applicable amounts of additional paid-in capital and contributed surplus are credited to share capital.

(n)	Asset retirement obligations

Effective January 1, 2003, the Company adopted the accounting standard to record provisions for reclamation and closure associated with the retirement of mining property, plant and equipment. The fair value of liabilities is recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related

PAGE 22	NORTHERN ORION 2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

assets is generally recorded and depreciated over the life of the asset. The amount of the liability is re-evaluated at each reporting period. The Company has recorded the fair value of its estimated reclamation and closure liabilities at its Agua Rica and Mantua projects.

During the year ended December 31, 2004, the Company increased its asset retirement obligations by $150 (2003 - $72) to reflect estimated additional closure costs arising from development work carried out at its Agua Rica project during 2004.

3.	MARKETABLE SECURITIES

	December 31, 2004		December 31, 2003
	Carrying Value	Market Value	Carrying Value	Market Value
International Barytex Resources Ltd.	$4	$15	$10	$46
Newport Exploration Ltd.	40	33	40	48
Lumina Copper Ltd.	100	392	100	249
	$144	$440	$150	$343

At December 31, 2004, the Company holds 15,000 (December 31, 2003 - 41,000) common shares of International Barytex Resources Ltd. (“Barytex”), 200,000 (December 31, 2003 - 200,000) common shares of Newport Exploration Ltd. (“Newport”) and 81,875 (December 31, 2003 81,875) common shares of Lumina Copper Ltd. (“Lumina”).

4.	MINERAL PROPERTY INTERESTS

	December 31, 2004	December 31, 2003

Minera Mantua Project (Cuba)
Balance, beginning of year	$20,245	$15,714
Incurred during the year
Reclamation accrual	150	--
Site maintenance	144	227
	20,539	15,941
Mine plant and equipment	--	1,621
Foreign exchange adjustment	--	2,683
Balance, before write - down	20,539	20,245
Write - down to estimated recoverable value	(20,538)	--
Balance, end of year	1	20,245

Agua Rica Project (Argentina)
Balance, beginning of year	67,277	45,164
Incurred during the year
Acquisition costs	--	12,600
Engineering studies	133	54
Environmental and community	92	83
Geological	442	660
Legal and title	141	36
Property taxes	74	84
Site activities	551	224
Property and finance costs	317	621
Foreign exchange adjustment	--	7,751
Balance, end of year	69,027	67,277
	69,028	87,522
Royalty and net proceeds interest (c)	(12,436)	(11,529)
Mineral property interests	$56,592	$75,993

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 23

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

(a)	Agua Rica, Argentina

The 100% owned Agua Rica project is located in Catamarca Province, Argentina. The property is comprised of mining claims and exploration licences. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that was previously being explored between the Company (28%) and BHP Minerals International Exploration Inc. ("BHP Billiton”) (72%). On April 23, 2003, the Company entered into an agreement to acquire the remaining 72% interest from BHP Billiton for consideration of $12,600 of which BHP Billiton deferred $9,000 (the “Deferred Payment”) without interest until June 30, 2005.

(b)	Mantua Project, Cuba

The Company operated a gold processing facility at Mantua, Cuba from April 1998 until September 1999 when operations ceased. The Mantua project, 50% owned by the Company, is a copper deposit located in the Pinar del Rio Province, Cuba. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the Mantua project. The Company has not incurred any significant exploration costs on the Mantua property for several years, and has been in discussions with third parties regarding the sale of the Mantua project. As there is no assurance that an agreement will be completed to the satisfaction of the Company, the Company has determined that the property should be written down to a nominal carrying value of $1. The write-down of the Mantua Project constitutes the Company's intention to terminate its activities in Cuba and therefore the cumulative translation adjustment of $1,671 related to its investment increased the write-down of the property.

At December 31, 2004, subordinated debt of approximately $28,000 is owing to the Company by Geominera for expenditures previously paid for by the Company on Geominera's behalf. The net value assigned to this debt is nil.

During the year ended December 31, 2004, an option agreement with Newport Exploration Ltd. relating to the property was terminated.

If and when the Mantua Project is sold, the proceeds of sale will be subject to the Proceeds Interest with Miramar (Note 4(c)).

(c)	Royalty and net proceeds interest payable

In December 1999, the Company reached an agreement to restructure and partially settle amounts owing to Miramar Mining Corporation (“Miramar”). Under the agreement, as subsequently amended, the Company issued a Proceeds Interest of Cdn$15,000. The agreement entitles Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all production from the Company's mining properties held at the time of entering into the agreement, as amended, or 50% of the net proceeds of disposition of any interest in the Agua Rica or Mantua projects until the Proceeds Interest is paid. The Proceeds Interest balance payable at December 31, 2004, is $12,436 (Cdn$14,948) (2003 - $11,529 (Cdn$14,948)) and is deducted from mineral property interests.

5.	EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The acquisition of the 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”), has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company since June 24, 2003. On April 3, 2003, the Company entered into an agreement with Rio Algom Ltd. (“Rio Algom”), a subsidiary of BHP Billiton Ltd., (“BHP Billiton”) and Wheaton River Minerals Ltd. (“WRM”) to acquire BHP Billiton's 25% interest in Alumbrera for a total price of approximately $180,000. The Company paid $88,600 for its 12.5% indirect interest in Alumbrera, of which an initial $28,600 was deferred by Rio Algom until May 30, 2005. The Company repaid $3,600 of the deferred amount in 2003. During the year ended December 31, 2004, the Company entered into a $24,500 term loan facility with Bayerische Hypo-und Vereinsbank (Note 6(a)), the proceeds of which were used to pay the balance of the deferred portion payable of $25,000 to Rio Algom.

Long-term project debt held by Alumbrera was incurred to finance the construction and operation of the Alumbrera Mine. The debt, formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks, was originally signed on February 26, 1997. The owners of Alumbrera repaid the total balance of the long-term project debt during the year ended December 31, 2004

PAGE 24	NORTHERN ORION 2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

	Cumulative to	Year ended	Year ended
Equity investment in Minera	December 31,	December 31,	December 31,
Alumbrera	2004	2004	2003
Balance, beginning of period	$91,514	$94,585	$91,514
Equity in earnings	43,221	32,659	10,562
Cash distribution received	(49,635)	(42,144)	(7,491)
Balance, end of period	$85,100	$85,100	$94,585

The following is a summary of the allocation of the original purchase price:

Purchase price
Cash	$60,000
Loans from vendor	28,600
Acquisition costs	2,914
$91,514

Net assets acquired
Cash	$7,034
Appropriated cash	2,921
Non-cash working capital	3,675
Property, plant and equipment	93,496
Other	20,497
Provision for reclamation and closure	(1,639)
Future income tax liabilities	(18,102)
Non-current portion of long -term debt	(16,368)
$91,514

A summary of 100% of the assets, liabilities and results of the operations of Alumbrera for the period from the Company's acquisition of 12.5% to December 31, 2003, and as at December 31, 2004, are as follows:

	December 31,	December 31,
	2004	2003
Total current assets	$286,259	$311,477
Total non -current assets	867,304	960,872
Total Assets	$1,153,563	$1,272,349

Total current liabilities	$167,817	$230,178
Total non -current liabilities	230,307	337,394
Total Liabilities	398,124	567,572

Total Equity	755,439	704,777
Total Liabilities and Equity	$1,153,563	$1,272,349

Revenue from ordinary activities	$699,804	$290,253
Expenses from ordinary activities	(326,558)	(169,536)
Current income tax expense	(111,974)	(36,215)
Income for Equity Accounting Purposes	$261,272	$84,502

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 25

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

6.	LONG-TERM DEBT

	December 31,	December 31,
	2004	2003
Agua Rica
Payable to BHP Billiton	$8,900	$8,583
Alumbrera
Payable to Rio Algom Limited (Note 5)	--	25,000
Term loan payable to the Bayerische Hypo-und
Vereinsbank	17,540	--
	26,440	33,583
Current portion of long-term debt	(23,400)	--
	$3,040	$33,583

(a)	Bayerische Hypo-und Vereinsbank (“HVB”) Term Loan Facility

During the year ended December 31, 2004, the Company entered into a $24,500 term loan facility with HVB which has a 4 ½ year term at U.S. dollar LIBOR plus 3.5% per annum. The proceeds of the term loan were used to pay the balance of the deferred portion of the purchase price payable to Rio Algom of $25,000 (Note 5). In connection with the facility, the Company issued 1,000,000 common share purchase warrants to HVB. The warrants have a three-year term and are exercisable at a price of Cdn$4.74 to acquire one common share of the Company. Principal repayments remaining on the loan facility are due as follows:

Date	Principal Repayment
February 28, 2005	$9,000
June 30, 2005	2,500
December 31, 2005	3,000
June 30, 2006	3,000
December 31, 2006	40
$17,540

The Company may make prepayments in multiples of $1,000. Interest payments are to be made on the last day of each interest period, which shall not exceed three months and will be payable in three month periods thereafter. The security agreements and shares owned in the Company's direct and indirect interest in Alumbrera secure the loan.

The Company paid bank commitment fees, financing charges, and issued 1,000,000 share purchase warrants with a value of $596, which have been recorded as deferred finance charges. These deferred finance charges, totalling $2,170, are being amortized and expensed on a straight-line basis, over management's best estimate of the term of the loan, which is twenty-two months. Amortization for the year ended December 31, 2004, is $1,036.

(b)	Agua Rica

On April 23, 2003, the Company entered into a definitive agreement with BHP Billiton to purchase BHP Billiton's approximate 72% interest in the Agua Rica project for consideration of $12,600 of which BHP Billiton has agreed to defer $9,000 (the “Deferred Payment”) without interest until June 30, 2005, with the balance payable on closing, which was May 8, 2003. Imputed interest of $603 is being amortized over the term of the loan, of which $100 (2003 - $417) is unamortized at December 31, 2004. The Deferred Payment is secured by a first charge on the approximately 72% interest acquired, a second charge on the approximately 28% interest already held by the Company and a mortgage of certain of the core claims comprising the Agua Rica project.

PAGE 26	NORTHERN ORION 2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

7.	SHARE CAPITAL

(a) Authorized

700,000,000 common shares without par value
100,000,000 first preference shares without par value
100,000,000 second preference shares without par value

(b) Warrants

The Company has a series of share purchase warrants, which trade on the Toronto Stock Exchange. Each warrant entitles the holder to acquire one common share of the Company at a price of Cdn$2.00 until May 29, 2008. At December 31, 2004, 39,466,415 (2003 - 40,520,155) of these share purchase warrants were outstanding.

As at December 31, 2004, in addition to the trading warrants, the following share purchase warrants issued in connection with financings made by private placements were outstanding.

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
1,512,500	1.30	March 18, 2005
100,000	1.50	April 23, 2005
200,000	1.50	May 8, 2005
1,000,000	4.74	March 1, 2007
2,812,500

		Weighted Average
	Number of Shares	Exercise Price (Cdn$)
Balance, December 31, 2001	1,000,000	2.00
Warrants issued or granted	2,080,000	1.28
Balance, December 31, 2002	3,080,000	1.52
Warrants issued or granted	4,300,000	1.31
Warrants exercised during year	(2,096,000)	1.63
Balance, December 31, 2003	5,284,000	1.31
Warrants issued or granted	1,000,000	4.74
Warrants exercised during the year	(3,471,500)	1.29
Balance, December 31, 2004	2,812,500	2.54

(c)	Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The directors of the Company set the option price at the time the option is granted, provided that such price is not less than the closing market price of the common shares on the last trading day before the date of grant. Options have a maximum term of ten years and usually terminate 30 days following the date of termination of employment. The stock option plan includes share appreciation rights (“SAR”) providing for an optionee to elect to terminate options and to receive an amount in common shares equal to the difference between the fair market value at the time of termination and the exercise price for those options terminated.

In 2004, the Company adopted amendments to its stock option plan approved by the Company's shareholders at its annual general meeting. These amendments change the maximum number of shares which may be made subject to option from a fixed number to a rolling maximum of 10% of the Company's issued and outstanding share capital at the time of grant. Based on the Company's 148,476,482 issued and outstanding common shares at March 18, 2005, the amended rolling plan maximum is 14,847,648 common shares. Prior to the amendments to the plan, the fixed plan maximum was 10,679,000 common shares.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 27

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

A summary of the changes in stock options for the years ended December 31, 2004, 2003 and 2002 is presented below:

		Weighted Average
	Number of Shares	Exercise Price (Cdn$)
Balance, December 31, 2001	755,000	1.50
Cancelled, forfeited and expired	(85,000)	1.50
Balance, December 31, 2002	670,000	1.50
Granted	8,345,000	1.39
Exercised	(275,000)	1.36
Balance, December 31, 2003	8,740,000	1.40
Granted	2,365,000	3.15
Exercised as SAR into 205,861 common shares	(350,000)	1.88
Exercised	(1,097,500)	1.61
Cancelled	(15,000)	1.50
Balance, December 31, 2004	9,642,500	1.80
Fully vested and available for exercise,
December 31, 2004	9,642,500

The following table summarizes information about the stock options outstanding at December 31, 2004:

Exercise Price Cdn$	Outstanding and exercisable at	Remaining Contractual
	December 31, 2004	Life
1.50	285,000	1.66 years
1.30	710,000	3.10 years
1.70	150,000	3.32 years
1.35	6,020,000	5.46 years
1.35	77,500	5.48 years
2.60	35,000	5.82 years
3.15	300,000	4.19 years
3.15	1,990,000	6.43 years
3.17	75,000	6.81 years
	9,642,500

The fair values of options granted during 2004 and 2003 were determined using a Black-Scholes option pricing model, recognizing forfeitures as they occur, using the following assumptions:

	2004	2003
Risk - free interest rate	2.43% - 3.14%	3.02% - 4.68%
Expected life	2.5 years	2 - 2.5 years
Expected volatility	42% - 49%	93% - 137%
Expected dividends	$nil	$nil

Under this fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee stock-based compensation expense recognized for the year ended December 31, 2004, was $nil (2003 - $142; 2002 - $nil). Employee stock-based option expense recognized for the year ended December 31, 2004, was $1,607 (2003 - $5,350; 2002 - $20). There was no unrecognized expense at December 31, 2004.

(d)	Earnings (loss) per share

The following table sets forth the computation of diluted earnings per share:

	December 31,	December 31,	December 31,
	2004	2003	2002
Earnings (loss) available to common shareholders	$1,229	$2,356	$(1,269)
Divided by:
Weighted average shares outstanding	109,214,331	57,013,774	15,026,303
Effect of dilutive securities:
Share purchase warrants and options	22,326,514	3,059,767	--
Diluted weighted average shares outstanding	131,540,845	60,073,541	15,026,303
Basic and diluted earnings (loss) per share	$0.01	$0.04	$(0.08)

PAGE 28	NORTHERN ORION 2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

The following number of share purchase warrants and options have been excluded from the computation of diluted earnings per share as the exercise prices exceeded the average fair market price of the common shares for the year and therefore were not dilutive:

	December 31,	December 31,	December 31,
	2004	2003	2002
Share purchase warrants	1,000,000	--	3,080,000
Stock options	--	--	670,000

8.	SUPPLEMENTARY CASH FLOW INFORMATION

	December 31,	December 31,	December 31,
	2004	2003	2002
Non-cash transactions:
Interest and finance capitalization to mineral
property interests	$317	$746	$(160)
Stock -based compensation capitalized in
mineral property interests	125	593	--
Equity portion of convertible debt included in
contributed surplus	--	(423)	--
Fair value of warrants issued on Agua Rica
financing included in mineral property
interests	--	162	--
Long -term debt incurred in acquisition of
mineral property interests	--	8,583	--
Long -term debt incurred in equity investment
in Minera Alumbrera Ltd.	--	28,600	--
Financing fees paid by issuance of common
shares	--	--	19
Shares received for mineral property option	--	--	33
Shares issued upon conversion of convertible
promissory notes to equity	--	--	4,476
Shares received for settlement of accounts
receivable	--	--	57
Deferred finance charges on the issue of
warrants	(596)	--	--
Deferred finance charges offset against
proceeds on term loans	(649)	--	--
Other disclosures:
Interest paid	1,129	523	--
Income taxes paid	--	3	--

9.	RELATED PARTY TRANSACTIONS AND BALANCES

	Years ended December 31,
	2004	2003	2002
Services rendered
Management fees and expenses (a)	$1,368	$923	$387
Administration fees	$151	$147	$108

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

(a)
The Company paid management fees and expenses to private companies controlled by officers and directors of the Company. At December 31, 2004, $495 (December 31, 2003 - $38) was payable to these companies and is included in accounts payable.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 29

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

(b)
The Company paid administrative expenses to a private company with a director and an officer in common with the Company. This private company provides office services and other administrative services on a full cost recovery basis.

(c)
During the year ended December 31, 2003, a director and officer of the Company was appointed a director of Newport (Note 3). During the year ended December 31, 2004, an option agreement with Newport relating to the Company's Mantua project was terminated.

All related party transactions were recorded at the amounts agreed upon between the parties. The balances payable noted above are payable on demand without interest.

10.	INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended December 31,
	2004	2003	2002

Statutory tax rate	35.62%	37.62%	39.62%

Net earnings (loss) for the year	$1,229	$2,356	$(1,269)
Equity earnings of Minera Alumbrera Ltd.	(32,659)	(10,562)	--
Adjusted loss for tax purposes	(31,430)	(8,206)	(1,269)
Expect ed tax (recovery) expense	(11,195)	(3,087)	(503)
Debt forgiveness	--	--	344
Foreign exchange revaluation	--	--	735
Non- deductible expenses	572	1,898	--
Unrecognized and expired losses	--	--	329
Tax benefits not recognized on current year losses	9,874	973	--
Effect of lower tax rates in foreign jurisdictions	749	216	--
Change in valuation allowance	--	--	(905)
Income taxes, per financial statements	--	--	--

At December 31, 2004, the Company has unused tax losses carried forward in Canada of $12,000 (2003 - $7,000), which will expire in the years 2010 and 2011, and unused tax losses carried forward in Cuba of approximately $20 million which are available to reduce taxable income in future years otherwise calculated. The ability of the Company to utilize these losses is not considered by management to be more likely than not and therefore a valuation allowance has been provided against the future income tax asset. The Company also has $450 (2003 - $295) of Argentine tax losses. The ability of the Company to utilize these losses is not considered by management to be more likely than not and a valuation allowance has been provided against the future income tax asset. The significant components of the Company's future tax assets (liabilities) are as follows:

	2004	2003

Future income tax assets
Losses carried forward	$11,725	$2,558
Share issue costs	1,673	2,027
	13,398	4,585
Valuation allowance for future tax assets	(13,208)	(4,414)
	190	171

Future income tax liabilities
Future income tax liability for finance costs	(190)	(171)
Future income tax liability for mineral property
interests representing excess of carrying value
over tax basis	(20,370)	(18,885)
	(20,560)	(19,056)
Net future income tax liability	$(20,370)	$(18,885)

PAGE 30	NORTHERN ORION 2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

The future income tax liability for mineral property interests recorded by the Company arises from the investment in Agua Rica in Argentina. The purchase price and subsequent funds advanced to this project do not currently have a cost for tax purposes in the jurisdiction that the Company holds the interest.

11.	CONTINGENCY

In May 2004, the Company received notice of proceedings commenced against it on March 23, 2004 by a former director of the Company (the "Claimant"), claiming damages in the amount of $177,720 for alleged breaches of agreements entered into by the Claimant, the Company's former parent and the Company. The Claimant alleges that the agreements entitle him to a preemption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. The Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is without merit. A statement of defence to the claim has been filed and production of evidence has commenced and is ongoing. Based on the advice of counsel and on the evidence produced to date, the Company considers the likelihood of success by the Claimant to be remote. Even if successful, the amount of damages is not expected to exceed $17,530, plus interest and litigation costs and fees, based on a valuation of the claim made by an independent Argentine court-appointed expert.

The Claimant also commenced on February 2, 2004 a labour claim against the Company based on termination of an alleged employment relationship with the Company, claiming damages in the amount of $714. A statement of defence has been filed and the proceedings are in the production of evidence stage. The Company has been advised by its Argentine counsel that this claim is also unfounded.

The Company has been named as a third party in a proceeding between Minerales Patagónicos S.A. (“MP”) vs. Grupo Minero Aconcagua S.A. filed on December 19, 2003. MP claims the restitution of certain mining properties or the payment of damages if restitution is not feasible. MP has not indicated the amount of damages sought or offered evidence for their assessment. These proceedings have not yet reached the evidentiary stage. The Company has been advised by its Argentine counsel that the claim is unfounded.

12.	SEGMENTED INFORMATION

(a)
Operating segment The Company's operations are primarily directed towards the exploration and development of mineral properties in Latin America. The Company's mining activities represent a single reportable segment.

(b) Geographic segments The Company's identifiable capital assets and revenues by geographic areas are as follows:

2004	Capital Assets	Revenues

Central America	$1	$6
South America	141,691	32,659
Canada	60	360
	$141,752	$33,025

2003	Capital Assets	Revenues

Central America	$20,245	$5
South America	150,333	10,562
Canada	12	433
	$170,590	$11,000

Capital assets are comprised of plant and equipment and mineral properties and deferred exploration and development.

13.	COMPARATIVE FIGURES

Where necessary, comparative figures have been restated to conform to the current year's presentation.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 31

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

14.	DIFFERENCES IN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES BETWEEN CANADA AND THE UNITED STATES

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2004	2003	2002
Earnings (loss) under Canadian GAAP	$1,229	$2,356	$(1,269)
Mineral property (expense) recovery (a)	(2,066)	(1,989)	91
Write -down of mineral property interests (a)	22,209	--	--
Amortization of plant and equipment (f)	--	(262)	(397)
Amortization of mineral property interest (a)	--	(282)	--
Equity in earnings of Minera Alumbrera Ltd.	539	(539)	--
Foreign exchange loss (d)	2,392	436	--
Earnings (loss) under U.S. GAAP before
comprehensive income	$24,303	$(280)	$(1,575)

Earnings (loss) per share - basic	$0.22	$(0.00)	$(0.10)
Earnings (loss) per share - fully diluted	$0.18	$(0.00)	$(0.10)

Consolidated Balance Sheets

	December 31, 2004			December 31, 2003
	Canadian	Adjust-	U.S.	Canadian	Adjust-	U.S.
	GAAP	ments	GAAP	GAAP	ments	GAAP
Assets
Marketable securities (b)	$144	$296	$440	$150	$193	$343
Other current assets	46,048	--	46,048	11,547	--	11,547
Equipment and other	1,194	--	1,194	12	--	12
Mineral property interests (a)	56,592	(44,177)	12,415	75,993	(63,578)	12,415
Equity investment in Minera
Alumbrera Ltd.	85,100	--	85,100	94,585	(539)	94,046
Total assets	$189,078	$(43,881)	$145,197	$182,287	$(63,924)	$118,363

Liabilities
Total current liabilities	$25,024	$--	$25,024	$941	$--	$941
Asset retirement obligations	247	--	247	97	--	97
Future income taxes	20,370	(20,370)	--	18,885	(18,885)	--
Other long -term liabilities	3,040	--	3,040	33,583	--	33,583
Total liabilities	48,681	(20,370)	28,311	53,506	(18,885)	34,621

Shareholders equity	140,397	(23,511)	116,886	128,781	(45,039)	83,742
Total liabilities and
shareholders equity	$189,078	$(43,881)	$145,197	$182,287	$(63,924)	$118,363

PAGE 32	NORTHERN ORION 2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

Consolidated Statements of Shareholders' Equity

								Other
							Additional	Comprehen-
	Common Shares		Special Warrants		Share Purchase Warrants		Paid-in	sive
	Shares	Amount	Warrants	Amount	Warrants	Amount	Capital	Income	Deficit	Total
Balance, December 31, 2001	11,387,022	$106,658	--	$--	1,000,000	$452	$52	$323	$(111,339)	$(3,854)
Private placements, less share issue
costs	2,833,333	1,206	--	--	2,050,000	366	--	--	--	1,572
Share issue costs	--	(46)	--	--	--	--	--	--	--	(46)
Shares issued for services	30,000	12	--	--	30,000	7	--	--	--	19
Conversion of promissory notes	4,609,737	4,476	--	--	--	--	--	--	--	4,476
Fair value of stock options	--	--	--	--	--	--	20	--	--	20
Unrealized gain on marketable
securities	--	--	--	--	--	--	--	(13)	--	(13)
Cumulative translation adjustment	--	--	--	--	--	--	--	(41)	--	(41)
Loss for the year	--	--	--	--	--	--	--	--	(1,575)	(1,575)
Balance, December 31, 2002	18,860,092	112,306	--	--	3,080,000	825	72	269	(112,914)	558
Private placement	4,000,000	1,298	--	--	4,000,000	1,260	--	--	--	2,558
Special warrants financing	--	--	81,040,308	77,408	--	--	--	--	--	77,408
Share issue costs	--	--	--	(6,832)	--	--	--	--	--	(6,832)
Warrants exercised	2,096,000	3,380	--	--	(2,096,000)	(794)	--	--	--	2,586
Stock options exercised	275,000	424	--	--	--	--	(139)	--	--	285
Special warrants exercised	81,040,308	71,454	(81,040,308)	(77,408)	40,520,155	5,954	--	--	--	--
Share issue costs on special
warrants	--	(6,304)	--	6,832	--	(528)	--	--	--	--
Stock -based compensation	148,148	144	--	--	--	--	5,492	--	--	5,636
Agua Rica financing - warrants and
debt extinguishment	--	--	--	--	300,000	162	423	--	--	585
Cumulative translation adjustment	--	--	--	--	--	--	--	1,032	--	1,032
Unrealized gain on marketable									--
securities	--	--	--	--	--	--	--	206		206
Earnings (loss) for the year	--	--	--	--	--	--	--	--	(280)	(280)
Balance, December 31, 2003	106,419,548	182,702	--	--	45,804,155	6,879	5,848	1,507	(113,194)	83,742
Warrants exercised	4,525,240	6,019	--	--	(4,525,240)	(955)	--	--	--	5,064
Stock options exercised	1,303,361	2,217	--	--	--	--	(893)	--	--	1,324
Stock -based compensation	--	--	--	--	--	--	1,732	--	--	1,732
Warrants issued on financing	--	--	--	--	1,000,000	596	--	--	--	596
Unrealized gain on marketable
securities	--	--	--	--	--	--	--	125	--	125
Earnings for the year	--	--	--	--	--				24,303	24,303
Balance, December 31, 2004	112,248,149	$190,938	--	$--	42,278,915	$6,520	$6,687	$1,632	$(88,891)	$116,886

Consolidated Statements of Cash Flows

	Years ended December 31,
	2004	2003	2002
Operating activities
Operating activities under Canadian GAAP	$37,575	$4,259	$(1,357)
Exploration (a)	(1,599)	(684)	(102)
Operating activities under U.S. GAAP	35,976	3,575	(1,459)

Investing activities
Investing activities under Canadian GAAP	(6,438)	(67,065)	(102)
Exploration (a)	1,599	684	102
Investing activities under U.S. GAAP	$(4,839)	$(66,381)	$--

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 33

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

(a)	Exploration expenses

Canadian GAAP allows exploration costs and costs of acquiring mineral rights to be capitalized during the search for a commercially mineable body of ore. Under U.S. GAAP, exploration expenditures can only be deferred subsequent to the establishment of mining reserves. For U.S. GAAP purposes, the Company has expensed its exploration expenditures. The Company has reversed the write-down of the mineral property interests recorded under Canadian GAAP which relates to exploration expenses which had previously been expensed for U.S. GAAP purposes.

(b)	Marketable securities

In preparation of the Canadian GAAP financial statements, the Company recorded its investment in marketable securities at cost. Under Statement of Financial Accounting Standards (“SFAS”) No. 115, the Company has classified its portfolio investments as available-for-sale securities and the investments are recorded at market value. The resulting gains or losses are included in other comprehensive income. Under Canadian GAAP, the Company generally records short-term investments at the lower of cost and market value, with any unrealized losses included in the determination of net income. The adjustment for the year ended December 31, 2004, to record unrealized gains not already recognized under Canadian GAAP was $296 (2003 - $193; 2002 $13).

(c)	Comprehensive income

Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income.” This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources. The concept of comprehensive income does not currently exist under Canadian GAAP.

(d)	Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under U.S. GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2004 and 2003.

The Company has adjusted the balance sheet for the future income tax amounts relating to deferred exploration costs which have been expensed for U.S. GAAP purposes. The Company has also eliminated the associated foreign exchange loss recognized for Canadian GAAP purposes.

(e)	Share purchase warrants

The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value. Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under U.S. GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants. Under Canadian GAAP, no values were assigned to these purchase warrants, except with regard to the 2003 special warrant offering which did specify and allocate part of the proceeds to the share purchase warrant. Under U.S. GAAP, share purchase warrants would be recorded at the pro rata portions of the proceeds based on their fair values and be recorded as additional paid in capital at the date of issuance.

(f)	Amortization of plant and equipment

In March 2000, the Company discontinued the depreciation of its mine plant and equipment upon the completion of the gold phase at Mantua. Under U.S. GAAP, depreciation on time-based depreciable assets does not stop when assets are not in use. For U.S. GAAP purposes, the Company has continued to depreciate the assets.

PAGE 34	NORTHERN ORION 2004 ANNUAL REPORT

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

(g)	Recently released accounting standards

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and the adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. As the Company has no derivative transactions, the impact of the adoption of SFAS No. 149 had no effect on its consolidated financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, and the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. The adoption of FIN No. 46 had no effect on the Company's financial position or results of operations.

During 2004, EITF formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141") to business combinations within the mining industry and the capitalization of costs after the commencement of production, including deferred stripping.

In March 2004, the EITF reached a consensus, based upon the Committee's deliberations and ratified by the FASB, that mineral interests conveyed by leases should be considered tangible assets. On April 30, 2004, the FASB issued a FASB Staff Position ("FSP") amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

The Emerging Issues Task Force (EITF) reached a consensus, Issue No 04-2, Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset. Previously, mineral rights were regarded as intangible assets and were amortized over their life on a straight-line basis. The Company has adopted this new guidance with effect from 2004 on a prospective basis with no effect to the Company's reported financial position or results of operation.

The EITF published Issue No. 04-03, “Mining Assets: Impairment and Business Combinations”. The consensus provided guidance with respect to commodity prices and value attributable to mineral resources other than proven and probable reserves to be used in the conduct of impairment tests and in the allocation of purchase price arising from a business combination. The Company has applied EITF Issue No. 04-03 when performing the impairment review conducted at December 31, 2004.

NORTHERN ORION 2004 ANNUAL REPORT	PAGE 35

Notes to the Consolidated Financial Statements

Years ended December 31, 2004, 2003 and 2002 (Expressed in thousands of United States dollars except per share amounts)

During 2004, deliberations began on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The costs of removing overburden and waste materials are often referred to as "stripping costs." During the development of a mine (before production begins), it is generally accepted in practice that stripping costs are capitalized as part of the depreciable cost of building, developing, and constructing the mine. Those capitalized costs are typically amortized over the productive life of the mine using the units-of-production method. A mining company may continue to remove overburden and waste materials, and therefore incur stripping costs, during the production phase of the mine. Questions have been raised about the appropriate accounting for stripping costs incurred during the production phase, and diversity in practice exists. In response to these questions, the EITF has undertaken a project to develop an Abstract to address the questions and clarify the appropriate accounting treatment for stripping costs under US GAAP. The EITF issued EITF 04-6, “Accounting for Stripping Costs in the Mining Industry”, which recommends that stripping costs are considered development costs that should be recognized as investments in the mine. The Company is currently evaluating the impact, if any, the adoption of EITF 04-6 will have on the Company's financial position or results of operation.

During 2004, EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, was issued and establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The Company does not expect that the adoption of this statement will have a material impact on the Company's financial position or results of operation.

15.	SUBSEQUENT EVENTS

Subsequent to December 31, 2004:

(a)
1,812,500 purchase warrants were exercised at prices ranging from Cdn$1.30 to Cdn$1.50 per common share and 50,000 stock options were exercised at prices ranging from Cdn$1.30 to Cdn$1.50 per common share for proceeds of Cdn$2,581. An additional 200,000 stock options were exercised as stock appreciation rights.

(b)
The Company completed a short form prospectus offering for the sale of 34,250,000 units of the Company at a price of Cdn$3.65 per unit for gross proceeds of Cdn$125,013. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional common share at a price of Cdn$6.00 and will expire on February 17, 2010. These warrants trade on the Toronto Stock Exchange.

(c)
The Company entered into a financial advisory services agreement with Endeavour Financial International Corporation (“Endeavour”) pursuant to which Endeavour will act as the Company's financial advisor and assist in obtaining financings, other than the raising of equity capital, for the development of the Company's Agua Rica Project. Endeavour will be paid a monthly retainer of $15, as well as fees based on certain milestones and a success fee based on transaction value.

PAGE 36	NORTHERN ORION 2004 ANNUAL REPORT

Corporate Information

EXECUTIVE OFFICES	CUSIP#	665575106
	Warrant CUSIP#	66557D125
Northern Orion Resources Inc.	Warrant CUSIP#	665575122
Suite 250 - 1075 West Georgia Street
Vancouver, B.C., Canada V6E 3C9
	Trading Symbols:	TSX: NNO
		AMEX: NTO
Tel: 604.689.9663
1.866.608.9970
Fax: 604.434.1487	Warrants:	TSX: NNO.WT
info@northernorion.com		NNO.WT.A
www.northernorion.com

TRANSFER AGENT	INDEPENDENT REGISTERED
Pacific Corporate Trust Company	CHARTERED ACCOUNTANTS
10th Floor, 625 Howe Street	Deloitte & Touche LLP
Vancouver, BC V6C 3B8	P.O. Box 49279
Tel: 604.689.9853	Four Bentall Centre
Fax: 604.689.8144	2800 - 1055 Dunsmuir Street
Vancouver, BC V7X 1P4
LEGAL COUNSEL	Tel: 604.669.4466
DuMoulin Black	Fax: 604.685.0395
10th Floor - 595 Howe Street
Vancouver, BC V6C 2T5
Tel: 604.687.1224
Fax: 604.687.3635

BOARD
Robert Cross	Executive Chairman
David Cohen	President & CEO
John K. Burns	Lead Director
Rober Gayton	Director
Michael Beckett	Director

MANAGEMENT
Robert Cross	Executive Chairman
David Cohen	President & CEO
Horng Dih Lee	VP Finance & CFO
Pablo Marcet	President, Minera Agua Rica

NORTHERN ORION 2004 ANNUAL REPORT

Suite 250 - 1075 West Georgia Street Vancouver, B.C., Canada V6E 3C9 Tel: 604.689.9663 1.866.608.9970 Fax: 604.434.1487 info@northernorion.com www.northernorion.com

DESIGN & PRODUCTION BY: CREATIVE SPIRIT COMMUNICATIONS INC. PRINTED IN CANADA